Exhibit 99.2

Lufax Announces Changes in Board and Committee Composition

SHANGHAI, April 13, 2026 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced changes to its Board of Directors.

On April 13, 2026, as proposed by the Company’s nomination and remuneration committee, after comprehensively considering the Company’s needs for internal control enhancement, corporate governance requirements and the structure of the board of the Company (the “Board”), Mr. Rusheng Yang and Mr. David Xianglin Li , independent nonexecutive directors (the “Directors”) of the Company, will not be nominated for re-election upon the expiry of their respective terms of office as Directors on April 13, 2026. With effect from the above expiry date, Mr. Yang and Mr. Li will cease to serve as independent non-executive Directors and all their positions on the committees of the Board.

The Company would like to take this opportunity to thank Mr. Rusheng Yang and Mr. David Xianglin Li for their service during their tenures of office.

The Company is pleased to announce the appointment of Mr. Koon Wing Ernest Ip and Mr. Siu Hong Cheng as independent non-executive directors of the Company, effective April 14, 2026. Mr. Koon Wing Ernest Ip will serve as the chairman of the Company’s audit committee, Mr. Siu Hong Cheng will serve as a member of the Company’s audit committee and Ms. Fangfang Cai will serve as a member of the Company’s nomination and remuneration committee.

Mr. Ip, aged 65, has over 40 years of experience in accounting and auditing including 34 years in PricewaterhouseCoopers Hong Kong (“PwC”) where he retired from PwC as a partner in 2019. In the same year, Mr. Ip joined as the Group Chief Financial Officer of Fung Group which comprises Li & Fung Limited (a company formerly listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”)), Fung (1937) Management Limited and Convenience Retail Asia Limited (a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 0831)). Mr. Ip has held various key positions in regulatory authorities and business associations. He was a member of the Listing Committee of the Hong Kong Stock Exchange from 2003 to 2009 and a member of the Dual Filing Advisory Group of the Securities and Futures Commission of Hong Kong (the “SFC”) from 2008 to 2014. Currently, Mr. Ip is a member of the Takeovers and Mergers Panel and the Takeovers Appeal Committee of the SFC. Mr. Ip was the president of the Hong Kong Business Accountants Association in 2022. He is also a member of the Guangdong Provincial Committee of the Chinese People’s Political Consultative Conference and a vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao Cooperation. Mr. Ip is currently an independent non-executive director of Media Chinese International Limited, a company dually listed on the Main Board of the Hong Kong Stock Exchange (stock code: 0685) and the Main Market of Bursa Malaysia Securities Berhad in Malaysia (stock code: 5090). Mr. Ip is also the independent non-executive director of Ping An Digital Bank (International) Limited (“Ping An Digital Bank”) and OneConnect Financial Technology Co., Ltd. (“OneConnect”), respectively. Both Ping An Digital Bank , which is the wholly subsidiary of the Company, and OneConnect are private companies and subsidiaries of Ping An Insurance (Group) Company of China, Ltd. (a company listed on the Shanghai Stock Exchange(stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) (the “Ping An Insurance”). Mr. Ip graduated from the Hong Kong Polytechnic University (formerly known as Hong Kong Polytechnic) in 1984 with a Professional Diploma in Accountancy. He is a Fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Mr. Cheng, aged 66, has over 35 years of experience in the financial industry. He has served as an independent non-executive director of Hong Kong Interbank Clearing Limited since November 2023, a director of CryptoBLK International Holding Co. Limited since 2021, a director of Hong Kong Science and Technology Parks Corporation from 2014 to 2019 and an independent nonexecutive director of Ping An Insurance from 2012 to 2013. Mr. Cheng graduated from the University of Hong Kong in 1981 with a bachelor of science diploma in electronic engineering and is also a distinguished fellow of the Hong Kong Computer Mr. Cheng worked at the Hong Kong and Shanghai Banking Corporation Limited for 36 years, from 1983 to 2019, focusing on financial technology, and served as the Chief Operating Officer for the Asia Pacific region from 2010 to 2019. Mr. Cheng is currently a council member of the Hong Kong Federation of Youth Groups, a director of Hong Kong Internet Registration Corporation Limited, a council member of the Hong Kong Quality Assurance Agency, the chairman of the advisory committee of the Hong Kong Institute of Information Technology of the Vocational Training Council, the chairman of the Innovation Power advisory committee of the Hong Kong Jockey Club, a member of the New Industrialisation Vetting Committee (NIVC), and a director of Hong Kong Esperanza (also known as “Uncle Chip” Co-creation Society). Mr. Cheng graduated from the University of Hong Kong in 1981 with a bachelor of science diploma in electronic engineering and is also a distinguished fellow of the Hong Kong Computer Society.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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